UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number:
001-37482

Kraft Heinz Union Savings Plan
(Full title of the plan)

THE KRAFT HEINZ COMPANY
One PPG Place
Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive offices)

KRAFT HEINZ UNION SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)	15

Signatures	16

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administration Board of The Kraft Heinz Company and
the Participants and Plan Administrator of the Kraft Heinz Union Savings Plan
Pittsburgh, Pennsylvania

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Kraft Heinz Union Savings Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP
We have served as the Plan's auditor since 2017.

Oakbrook Terrace, Illinois
June 22, 2026

KRAFT HEINZ UNION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31, 2025	December 31, 2024
Investments:
Investment in Master Trust, at fair value (Notes 6 and 7)	$316,160	$287,284
Investment in Master Trust, at contract value (Notes 6 and 7)	15,152	15,782
Total investments	331,312	303,066
Receivables:
Notes receivable from participants	8,902	8,171
Employer contribution receivable	1,633	1,091
Total receivables	10,535	9,262
Total assets	341,847	312,328

Liabilities:
Accrued administrative expenses	77	68
Total liabilities	77	68

Net assets available for benefits	$341,770	$312,260

The accompanying notes are an integral part of these financial statements.

KRAFT HEINZ UNION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended
(in thousands)

December 31, 2025
Additions to net assets attributed to:
Net appreciation from Master Trust (Note 6 and 7)	$41,151
Interest and dividends from Master Trust (Notes 6 and 7)	895
Participant contributions	16,021
Rollover contributions	650
Employer contributions	11,339
Interest from notes receivable from participants	636
Total additions	70,692
Deductions from net assets attributed to:
Distributions and withdrawals	40,325
General and administrative expenses	314
Total deductions	40,639
Increase/(decrease) in net assets available for benefits before transfers	30,053

Transfer to Kraft Heinz Savings Plan	(543)
Increase/(decrease) in net assets available for benefits after transfers	29,510
Net assets available for benefits:
Beginning of year	312,260
End of year	$341,770
The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
(1) PLAN DESCRIPTION:
General
The Kraft Heinz Union Savings Plan (the “Plan”) is a defined contribution plan covering eligible hourly employees actively employed by certain subsidiaries of The Kraft Heinz Company (the “Company” and, together with its subsidiaries, “Kraft Heinz”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The following description of the Plan provides only general information.
Kraft Heinz Foods Company (“KHFC”), a wholly-owned subsidiary of the Company, is the sponsor of the Plan, and the Employee Benefits Administration Board of the Company (“EBAB”) is responsible for the day-to-day administration and investment operations of the Plan. EBAB is responsible for selecting the investment options in which participants elect to invest their Plan accounts, appointing investment managers to manage one or more of the investment options, and monitoring the performance of the investment options. The Plan also vests EBAB with authority to control and manage the non-investment operations of the Plan. EBAB appointed Newport Trust Company (“Newport”) as the independent fiduciary and investment manager of the Kraft Heinz stock fund of the Plan (the “Stock Fund”). Effective April 14, 2022, the Stock Fund was frozen to new investments (i.e. no future contributions or balance transfers may be made into the Stock Fund).
Throughout the year, employees transfer to various departments within Kraft Heinz, which may result in the employee becoming eligible or, if he or she was already participating in the Plan, ineligible, to participate in the Plan. The provisions of the plans sponsored by Kraft Heinz (including the Plan) provide that when an employee becomes ineligible for their current plan and eligible for a different plan due to a transfer, the employee’s account balance in that plan will follow them and transfer to the plan for which the employee is now eligible. This may result in a transfer to or from the Plan. This is shown as a “Transfer to Kraft Heinz Savings Plan” on the statement of changes in net assets available for benefits.
Master Trust
Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by KHFC in a commingled investment fund known as the Kraft Heinz Defined Contribution Master Trust (the “Master Trust”) for which Fidelity Management Trust Company (the “Trustee”) serves as the trustee. As of December 31, 2025 and December 31, 2024, the other defined contribution plans in the Master Trust included the Savings Plan for Puerto Rico Employees of Kraft Foods Group, Inc. and the Kraft Heinz Savings Plan.
Eligibility
Employees of Kraft Heinz who are represented by designated collective bargaining units are eligible to participate in the Plan. Participants should refer to the Plan document for a description of the Plan’s service requirements. Employees are not eligible to participate in the Plan unless they are employed by KHFC or an affiliate that has adopted the Plan and are covered by a collective bargaining agreement that provides for participation in the Plan.
Participant Contributions
The benefits offered under the Plan may vary, depending upon the job location of the employee and the collective bargaining unit of which he or she is a member. Eligible employees can make tax-deferred, Roth 401(k), and/or (for some eligible groups) after-tax contributions, or a combination thereof (“Participant Contributions”). The total of Participant Contributions may not exceed the percentage of the participant’s compensation set forth in the Plan document or applicable collective bargaining agreement.
The aggregate contributions made by participants may not exceed contribution limitations set forth in the Code. Direct tax-deferred and Roth 401(k) contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $23,500 ($31,000 if over age 50 by year end) in 2025. Total employer and employee contributions to the Plan were limited to $70,000 ($77,500 if over age 50 by year end) or 100% of the participant’s compensation, whichever is less in 2025.

Effective January 1, 2025, the Plan was amended to provide for increased catch-up contributions for participants age 60 to 63, as permitted under the SECURE 2.0 Act of 2022. These contributions were limited to $11,250 in 2025.

NOTES TO THE FINANCIAL STATEMENTS
Automatic Enrollment and Escalation
Certain eligible employees are covered by a collective bargaining agreement in which an automatic contribution rate has been negotiated, ranging from 2% to 6%. These contributions are invested in the Plan’s default investment option unless the employee makes a different investment election.
The default investment option is a BlackRock LifePath Index Funds G that corresponds with the year the participant will reach age 65. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate or type, or change their investment elections at any time. Participants may also elect to have their deferral contributions automatically increased each year by a percentage and at a time of their choosing, up to a maximum of the Plan or Code limits.
Employer Contributions
Some eligible employees who make Participant Contributions are eligible to receive matching contributions from Kraft Heinz (“Kraft Heinz Matching Contributions”). Kraft Heinz Matching Contributions are based on the amount of each participant’s contributions to the Plan, subject to certain limits under the Code. The amount of Kraft Heinz Matching Contributions is negotiated with each collective bargaining unit representing eligible employees and differs by work location.
Eligible employees at certain locations automatically receive a non-elective contribution equal to 3% of the employee’s eligible pay. Eligible employees at certain locations automatically receive an age-related contribution equal to a percentage of their eligible pay. The age-related contributions range from a rate of 2% for participants who are less than 30 years old to a rate of 8.5% for participants who are 65 years old and over.
The amount paid in 2026 related to the Kraft Heinz Non-Elective Contributions for 2025 was $2.4 million. $786 thousand of this was funded using forfeitures. The net amount is included in the employer contributions receivable on the statements of net assets available for benefits as of December 31, 2025.
Additionally, Kraft Heinz may, but is not required to, contribute for each Plan year an additional supplemental amount for certain groups of participants. The supplemental contribution for each group is allocated to the supplemental contribution accounts of all eligible participants in that group on a pro-rata basis according to the ratio of each participant’s earnings for the plan year to the total earnings of all participants in that group for the plan year. Supplemental contributions are reflected in the Plan financial statements in the year in which EBAB approves them. There were no supplemental contributions made during 2025.
Participant Accounts
The participants’ accounts are credited with Participant Contributions, Kraft Heinz Matching Contributions, non-elective contributions, age-related contributions, and/or supplemental contributions, as applicable, and Plan earnings and charged with benefit payments, allocation of Plan losses, and administrative expenses, as applicable. Each participant has the right to direct the investment of their account to any of the investment options available under the Plan. Alternatively, a participant can elect to have Fidelity Portfolio Advisory Service direct the investment of their account.
The Kraft Heinz Matching Contributions, non-elective contributions, age-related contributions, and supplemental contributions are based on participants’ eligible earnings while each participant’s investment earnings are determined by the results of the underlying investments selected by the participant. The participant is entitled to the participant’s vested account balance.
Employee Stock Ownership Plan
The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Stock Fund, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of the Company common stock, to have the portion of the dividend that qualifies as a dividend for U.S. federal income tax purposes paid to them in cash or have the dividend reinvested in additional units of the Stock Fund.

NOTES TO THE FINANCIAL STATEMENTS
Voting Rights for Employer Stock
Each participant is entitled to exercise voting rights with respect to the shares allocated to their account. Participant votes are tabulated by the transfer agent and communicated to the Trustee. The Trustee generally is required to vote any allocated shares for which instructions have not been given by a participant in the same proportion for which the Trustee received participant direction.
Vesting
The portion of a participant’s account that includes Participant Contributions, rollover contributions, dividends paid on investments in the Stock Fund, and related earnings is fully vested at all times.
A participant who is designated by Kraft Heinz as part of a bargaining unit previously part of Kraft Foods Group, Inc. will vest in the Kraft Heinz Matching Contributions account and non-elective contributions account based on the participant’s years of service in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	—
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%
A participant who is designated by Kraft Heinz as part of a bargaining unit previously part of H. J. Heinz Company (“Heinz”) generally will vest in the Kraft Heinz Matching Contributions account, non-elective contributions account, age-related contributions account, and supplemental contributions account (if any) after three years of service.
However, regardless of a participant’s years of service, a participant will become 100% vested in their Kraft Heinz Matching Contributions account, non-elective contributions account, age-related contributions account, and supplemental contributions account, as applicable, if the participant reaches age 65 while employed by Kraft Heinz, or if the participant terminates employment with Kraft Heinz after the beginning of the year in which he or she reaches age 55, due to disability or death, or due to an applicable Company-designated job elimination, plant shutdown or closing of a unit, permanent layoff in connection with a reduction in force, or sale or other disposition of all or a portion of a business or product line to a purchaser, transferee, or acquirer.
Withdrawals and Distributions
A participant who is designated by Kraft Heinz as part of a bargaining unit previously part of Heinz may withdraw after-tax (excluding Roth 401(k)) and rollover contributions, plus related earnings, at any time. Certain sub-accounts transferred to the Plan from the Kraft Foods Group, Inc. TIP Plan also are available for withdrawal at any time.
Participant Contributions and rollover contributions not described above, and related earnings, are not eligible for withdrawal until the participant reaches age 59½ or terminates employment, unless the participant qualifies for a hardship withdrawal or becomes disabled, as defined in the Plan. Kraft Heinz Matching Contributions and non-elective, age-related, and supplemental contributions, and related earnings, are not eligible for withdrawal until the participant reaches age 59½ or terminates employment, unless the participant becomes disabled, as defined in the Plan. Certain participants who are designated by Kraft Heinz as part of a bargaining unit previously part of Heinz are not eligible for in-service withdrawals of Company contributions at any age.
If a participant qualifies for a hardship withdrawal, he or she can withdraw from their tax-deferred or Roth 401(k) account (including catch-up contributions), but not from earnings credited to those accounts after December 31, 1988, or from after-tax and rollover accounts (including related earnings) that are not otherwise eligible for withdrawal. All other funds that are eligible for distribution must be withdrawn first before the participant can withdraw from their tax-deferred or Roth 401(k) accounts. All withdrawals other than hardship withdrawals are generally limited to two per year.

NOTES TO THE FINANCIAL STATEMENTS
Effective January 1, 2025, the Plan was amended to allow an Employee to request a qualified birth or adoption distribution (“QBAD”), pursuant to the SECURE 2.0 Act of 2022. The total QBAD a Participant can receive with respect to a child or eligible adoptee is limited to the balance of the Participant’s vested accounts or $5,000, whichever is less.
Forfeitures
If a participant terminates employment, any non-vested Company contributions are forfeited when the participant has a five-year break in service, or, if earlier, when the participant receives a distribution of their entire vested balance. The forfeited amounts are restored if the participant is rehired before incurring a five-year break in service and repays the full amount of any earlier distribution. Benefits also may be forfeited if EBAB is unable to locate a participant, after following its missing participant search procedures, subject to reinstatement if the participant is located or a beneficiary makes a valid claim for the benefit. Forfeitures may be used to restore forfeited amounts to other participants, offset Kraft Heinz Matching Contributions and other Company contributions, and pay certain expenses.
Notes Receivable from Participants
Actively employed participants may request a loan from their accounts. The minimum loan is $1,000, and the maximum is 50% of the vested value of the participant’s account, or, if less, $50,000 reduced by the participant’s highest outstanding loan balance in the preceding 12 months. New loans requested on or after January 1, 2018 are limited to the balance in the participant’s tax deferred account, Roth savings account, after tax account, and rollover account, and the portion of the participant’s in-plan conversion account attributable to such accounts. Participants are charged a $50 loan processing fee. The interest rate is set based on the Reuters prime rate in effect on the last day of the month before the loan is issued plus 1%. Subject to exceptions for participant loans of plans that were merged into the Plan, participants may not have more than one outstanding loan at a time.
Outstanding loans, which are secured by the participant’s interest in the Plan, are repaid through payroll deductions, subject to rules permitting prepayment. Loans may have a repayment term of up to five years (15 years for primary residence loans).
In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Participants may also be subject to an additional 10% penalty tax on the taxable distribution if it occurs prior to age 59½.
Plan Termination
KHFC reserves the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, reduce or suspend Kraft Heinz Matching Contributions, non-elective contributions, age-related contributions, and/or supplemental contributions to the Plan or terminate the Plan. Such actions may be taken at any time, with or without notice to participants. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in their entire account.
Administrative Expenses
The Plan pays reasonable expenses including record keeping fees, administrative charges, professional fees, trustee fees, brokerage fees, commissions, and expenses incident to the income or assets of the Master Trust or the purchase or sale of securities by the Trustee from the assets of the Master Trust unless paid by Kraft Heinz.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS
Investment Valuation and Income Recognition
The Plan holds an interest in the assets of the Master Trust, which is reported at fair value with the exception of fully benefit-responsive investment contracts that are presented at contract value. Net assets and investment income are allocated to the individual plans based upon their interests in each of the underlying participant-directed investments. The Plan’s investments in the Master Trust consist of various mutual funds, collective trusts, and common stock presented at fair value. Valuation methodologies for each type of investment are discussed within Note 7, Fair Value Measurements.
The Plan’s investments in the Master Trust also consist of synthetic guaranteed investment contracts (“GICs”). An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses. Synthetic GICs are fully benefit-responsive investment contracts that are included at contract value in the investments of the Plan and in the statements of net assets available for benefits.
Purchases and sales of investments are reflected on a trade-date basis. In accordance with the policy of stating investments at fair value, the net appreciation/(depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation/(depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.
On October 2, 2023, the EBAB filed a claim on behalf of the Kraft Heinz Defined Contribution Master Trust in the proposed settlement of the Kraft Heinz Securities Litigation class action. The settlement class, subject to limited exclusions, consisted of all persons or entities who purchased or otherwise acquired Kraft Heinz common stock or call options on Kraft Heinz common stock, or sold put options on Kraft Heinz common stock, from November 6, 2015, through August 7, 2019. On May 15, 2025, the Kraft Heinz Securities Litigation Settlement Fund issued to the Kraft Heinz Defined Contribution Master Trust an initial distribution (the "Securities Litigation Settlement Distribution") in the amount of $10.2 million. These funds were received in suspense by the Kraft Heinz Savings Plan. The portion of this initial distribution available to the Plan is not yet known. The unallocated assets are pending an allocation analysis among the participants and beneficiaries in the Plan and the Kraft Heinz Savings Plan (the “Kraft Heinz Plans”). Upon completion of the analysis, the settlement proceeds and the related earnings will be allocated between the Kraft Heinz Plans. As of the year ended December 31, 2025, The Securities Litigation Settlement Distribution had related earnings of $0.2 million. No amount is shown on the statement of changes in net assets available for benefits as the amount due to the Plan cannot be reasonably estimated as of the report date. On April 21, 2026, a final distribution was received in the amount of $1.2 million (Note 9, Subsequent Events).
Risks and Uncertainties
The Plan and the Master Trust provide for various investment options. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that these changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Benefits Paid
Benefit payments to participants are recorded upon distribution.
Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions, and the notes are collateralized by the participants’ account balances.
(3) PARTIES-IN-INTEREST TRANSACTIONS:
Parties-in-interest are defined under U.S. Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

NOTES TO THE FINANCIAL STATEMENTS
EBAB is not aware of any non-exempt transactions between the Plan and Master Trust and a party-in-interest (as defined by ERISA). The Master Trust held 2.4 million shares (approximately $59.3 million) and 2.8 million shares (approximately $85.9 million) of the Company's common stock as of December 31, 2025 and December 31, 2024, respectively, which such holdings are exempt from the party-in-interest transaction prohibitions of ERISA. The Master Trust recorded reinvested dividend income of $3.3 million and net realized loss of $1.2 million from investments in the Company’s common stock for the year ended December 31, 2025. Newport is the independent fiduciary and investment manager of the Stock Fund.
The Master Trust invests in collective trusts issued by Prudential Trust Company, an investment manager and subsidiary of Prudential Financial, Inc., and managed by its affiliates; collective trusts issued by BlackRock Institutional Trust Company, National Association, an investment manager and subsidiary of BlackRock, Inc., and managed by its affiliates; collective trusts issued by JPMorgan Chase Bank, National Association, an investment manager and subsidiary of JPMorgan Chase & Co., and managed by its affiliates; collective trusts issued by State Street Global Advisors Trust Company, an investment manager and subsidiary of State Street Corporation, and managed by its affiliates; collective trusts issued by MFS Heritage Trust Company, an investment manager and subsidiary of Sun Life Financial, Inc., and managed by its affiliates, all of which are also intended to be exempt parties-in-interest transactions.
The Master Trust invests in investment contracts, and the fees paid to issuers of the contracts are intended to qualify as exempt parties-in-interest transactions. Notes receivable from participants are also intended to be exempt parties-in-interest transactions. Actual fees paid by the Plan for investment management, recordkeeping, and consulting services also are intended to qualify as exempt parties-in-interest transactions and are included in administrative expenses in the accompanying financial statements.
(4) TAX STATUS:
The Plan (formerly known as the H. J. Heinz Company SAVER Plan) obtained its latest determination letter dated May 20, 2014, in which the U.S. Internal Revenue Service (“IRS”) indicated that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended and restated since receiving the most recent determination letter. The Plan’s administrator believes that the Plan continues to be a “qualified” plan under Section 401(a) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. EBAB has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and December 31, 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits for any tax periods in progress. EBAB believes it is no longer subject to income tax examinations for years prior to 2022.
(5) GUARANTEED INVESTMENT CONTRACTS HELD BY MASTER TRUST:
The Master Trust holds investments in synthetic GICs as part of the Interest Income Fund investment option.
The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive investment contracts or wrapper contracts issued by a third party. The portfolio of assets underlying the synthetic GICs includes mortgage-backed securities, U.S. government securities, asset-backed securities, corporate bonds, agency bonds, and a short-term investment fund in 2025 and 2024. The contract value of the synthetic GICs held by the Master Trust was $222.5 million and $227.6 million as of December 31, 2025 and December 31, 2024, respectively.
The crediting interest rates for the synthetic GICs are calculated on a monthly basis (or more frequently if necessary) using the contract value and the value, yield, and duration of the underlying securities, but cannot be less than zero.
There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a synthetic GIC at its contract value. Specific coverage provided by each synthetic GIC may be different from each issuer, and can be found in the individual synthetic GICs held by the Plan. Examples of these events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the Plan’s administration that decrease employee or employer contributions, including the establishment of a competing plan by the

NOTES TO THE FINANCIAL STATEMENTS
Plan sponsor, the introduction of a competing investment option, or other Plan amendments that have not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the Code, laws, or regulations.
As of the date of this filing, EBAB does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer of a synthetic GIC at its contract value with participants, is probable.
Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract that is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.
(6) MASTER TRUST:
The following table presents the net assets of the Master Trust (in thousands):

	December 31, 2025		December 31, 2024
	Master Trust	Plan’s Interest in Master Trust	Master Trust	Plan’s Interest in Master Trust
Investments at contract value:
Synthetic investment contracts(1)	$222,528	$15,152	$227,557	$15,782
Investments at fair value:
Collective trusts	3,824,977	308,716	3,490,832	276,903
Registered investment companies	79,980	1,921	86,313	2,605
Common stocks	59,302	5,305	85,870	7,365
Short-term investments	3,917	307	7,198	540
Total investments at fair value	3,968,176	316,249	3,670,213	287,413
Total investments	4,190,704	331,401	3,897,770	303,195
Receivables:
Pending trades and other	6	—	71	5
Total assets	4,190,710	331,401	3,897,841	303,200
Liabilities:
Pending trades and other	(1,302)	(89)	(1,933)	(134)
Total liabilities	$(1,302)	$(89)	$(1,933)	$(134)
Net assets	$4,189,408	$331,312	$3,895,908	$303,066
 (1) As of December 31, 2025, the Master Trust synthetic investments include settlement proceeds of $10,244,054 and settlement earnings of $224,172. Refer to Note 2, Investment Valuation and Income Recognition.

The following is a summary of the investment income/(loss) and other additions to the Master Trust for the year ended December 31, 2025 (in thousands):

Interest and dividends	$15,261
Net appreciation/(depreciation) in fair value of investments	540,401
Other additions (Note 2)	10,468
Investment income/(loss) and other additions	$566,130
Plan’s interest therein	$42,046

NOTES TO THE FINANCIAL STATEMENTS
(7) FAIR VALUE MEASUREMENTS:
Investments of the Master Trust are reported at fair value with the exception of fully benefit-responsive investment contracts, which are presented at contract value. The Plan’s interest in the Master Trust is reported at estimated fair value based upon the fair values of the underlying investments held within the Master Trust with the exception of fully benefit-responsive investment contracts, which are presented at contract value. The guidance establishes a fair value hierarchy, which requires the Plan and the Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan and the Master Trust have the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s and the Master Trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the Master Trust.
Registered Investment Companies: The fair value of the registered investment companies is determined by obtaining a quoted price on a nationally recognized security exchange (Level 1 input).
Common Stocks: Equities are valued using quoted market prices. Securities listed on national and international exchanges are principally valued at the regular trading session closing price on the exchange or market in which these securities are principally traded on the last trading day of each period presented (Level 1 inputs).
Short-Term Investments: Short-term investments mainly consist of money market mutual funds. The fair value of the money market mutual funds is determined by obtaining a quoted price on a nationally recognized security exchange (Level 1 input). Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the fair value-based net asset value of the fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 per unit net asset value would create inequitable results for the fund’s unit holders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the fund’s unit holders, may direct that units be issued or redeemed at the fair value-based net asset value until such time as the disparity between the fair value-based and the constant net asset value per unit is deemed to be immaterial. The short-term investments are designed to provide safety of principal, daily liquidity, and a competitive yield by investing in government fixed income and money market instruments.
Collective Trusts: The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of, or close to, the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The investment objectives and underlying investments of the collective trusts vary. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s net asset value per unit as of the redemption date.

NOTES TO THE FINANCIAL STATEMENTS
Assets of the Master Trust that are measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024 are summarized below (in thousands):

	Investment Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Registered investment companies	$79,980	$—	$—	$79,980
Common stocks	59,302	—	—	59,302
Short-term investments	3,917	—	—	3,917
Total investment assets in the fair value hierarchy	143,199	—	—	143,199
Investments measured at net asset value (a)				3,824,977
Total investment assets at fair value				$3,968,176
(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in Note 6, Master Trust.

	Investment Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Registered investment companies	$86,313	$—	$—	$86,313
Common stocks	85,870	—	—	85,870
Short-term investments	7,198	—	—	7,198
Total investment assets in the fair value hierarchy	179,381	—	—	179,381
Investments measured at net asset value (a)				3,490,832
Total investment assets at fair value				$3,670,213
(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in Note 6, Master Trust.
(8) RECONCILIATION OF PLAN’S FINANCIAL STATEMENTS TO FORM 5500:
The following is a reconciliation of net assets per the financial statements to the Form 5500 (in thousands):

	December 31, 2025	December 31, 2024
Net assets available for benefits per the financial statements	$341,770	$312,260
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(165)	(619)
Deemed no post default payments	(650)	(690)
Net assets per the Form 5500	$340,955	$310,951
Investment contracts are shown at fair value on the Form 5500.

NOTES TO THE FINANCIAL STATEMENTS
The following is a reconciliation of the increase in net assets available for benefits before transfers per the financial statements to the net income per the Form 5500 for the year ended December 31, 2025 (in thousands):

Increase/(decrease) in net assets available for benefits before transfers per the financial statements	$30,053
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	454
Change in deemed no post default payments	40
Net income/(loss) per the Form 5500	$30,547
(9) SUBSEQUENT EVENTS:
On October 2, 2023, the EBAB filed a claim on behalf of the Kraft Heinz Defined Contribution Master Trust in the proposed settlement of the Kraft Heinz Securities Litigation class action. The settlement class, subject to limited exclusions, consisted of all persons or entities who purchased or otherwise acquired Kraft Heinz common stock or call options on Kraft Heinz common stock, or sold put options on Kraft Heinz common stock, from November 6, 2015 through August 7, 2019. On April 21, 2026, the Kraft Heinz Securities Litigation Settlement Fund issued to the Kraft Heinz Defined Contribution Master Trust a final distribution in the amount of $1.2 million (unaudited). These funds were received in suspense by the Kraft Heinz Savings Plan. The portion of this distribution allocable to the Plan is not yet known.

Supplemental Schedule

KRAFT HEINZ UNION SAVINGS PLAN
EIN: 25-0542520 PLAN 011
SCHEDULE H, Line 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR) as of
December 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Participant Loans	Interest rates ranging from 3.25% to 9.50% as of December 31, 2025; Maturity dates through August 30, 2029	**	$8,252,242
		Total		$8,252,242

*	Denotes a party-in-interest, for which a statutory exemption exists.
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board of The Kraft Heinz Company, having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KRAFT HEINZ UNION SAVINGS PLAN

By:	/s/ Kourtney Karleski
Kourtney Karleski
Head of Global Rewards
The Kraft Heinz Company

Date: June 22, 2026